SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 FINAL AMENDMENT

            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act of 1934

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
                                (Name of Issuer)

                     ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Bryan McKigney
                     Advantage Advisers Xanthus Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                                 (212) 667-4225

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                November 24, 2009
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


---------------------------------------------------------------------------------------------------

Transaction Valuation:     $208,100,000.00 (a)       Amount of Filing Fee:  $11,611.98 (b)
---------------------------------------------------------------------------------------------------


(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at $55.80 per $1,000,000 of Transaction Valuation.


[  ] Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:_____________________________________________
     Form or Registration No.:___________________________________________
     Filing Party:_______________________________________________________
     Date Filed:_________________________________________________________


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]    third-party tender offer subject to Rule 14d-1.

[ X ]    issuer tender offer subject to Rule 13e-4.

[   ]    going-private transaction subject to Rule 13e-3.

[   ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

          This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 24, 2009 by Advantage Advisers Xanthus Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $208,100,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on November 24, 2009.

          This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.   The Offer  expired at 12:00  midnight,  Eastern  Time, on December 22,
          2009.

     2. The Valuation Date of the Interests tendered pursuant to the Offer was December 31, 2009.

     3. $38,775,908.42 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

                                       By: /s/ Bryan McKigney
                                           ------------------------------------
                                           Name:  Bryan McKigney
                                           Title: Authorized Signatory

February 17, 2010